

August 1, 2011

<u>Via E-mail</u>
Mr. Wallace Boyack
President, Chief Executive Officer and
       Chief Financial Officer
North Horizon, Inc.
2290 East 4500 South
Suite 130
Salt Lake City, UT 84117

     Re: **North Horizon, Inc.**
             Form 10-K for the Year Ended December 31, 2010
             Filed March 25, 2011
             Form 10-Q for the Interim Period Ended March 31, 2011
             Filed May 13, 2011
             File No. 000-52991

Dear Mr. Boyack:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia Jenkins

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services